Exhibit 99.2

News Release CRESTWOOD EQUITY PARTNERS LP 811 Main Street, Suite 3400 Houston, TX 77002 www.crestwoodlp.com

Crestwood to Acquire Oasis Midstream Partners in $1.8 Billion Transaction

Highly complementary Williston Basin and Delaware Basin assets enhance Crestwood’s competitive positioning in its core growth basins

Significantly expands Crestwood’s leading position in the Williston Basin with substantial synergy value through current asset connectivity and future integration and optimization of existing infrastructure

Increases scale and financial strength with pro forma enterprise value of approximately $7 billion, pro forma 2021E Adjusted EBITDA of over $820 million, and conservative financial metrics with a sub-3.5x leverage ratio and a distribution coverage ratio over 2.0x

Positions Crestwood to increase the common unit distribution to $2.62 per unit annually following the closing of the transaction, representing an approximate 5% increase year-over-year

HOUSTON, TEXAS, October 26, 2021 – Crestwood Equity Partners LP (NYSE: CEQP) (“Crestwood”) and Oasis Midstream Partners LP (NASD: OMP) (“Oasis Midstream”) today announced that they have entered into a definitive merger agreement under which Crestwood will acquire Oasis Midstream in an equity and cash transaction valued at approximately $1.8 billion including the assumption of debt. The transaction will largely be equity financed with approximately 33.8 million of newly issued Crestwood common units and $160 million of cash consideration. The transaction is expected to close in the first quarter 2022, subject to customary closing conditions.

Robert G. Phillips, Chairman, President and Chief Executive Officer of Crestwood, commented, “I am very excited to announce the strategic combination with Oasis Midstream, which has strong industrial logic and perfectly aligns with our stated strategy of consolidating high quality midstream assets in our core operating areas. This transaction enhances our competitive position in the Williston and Delaware Basins, enables Crestwood to capture substantial operational, commercial, and capacity synergies as we integrate the Oasis Midstream assets into our existing operations, and substantially expands the long-term contract acreage and inventory dedications of our gathering and processing portfolio. Importantly, we are completing this transaction during a period when macro oil and gas fundamentals are exceptionally supportive of upstream development and there is increasing demand for midstream infrastructure and services.”

Mr. Phillips continued, “Additionally, this transaction is expected to be accretive to Crestwood’s distributable cash flow per unit in 2022, strengthens our financial position by increasing 2021E pro forma Adjusted EBITDA and positive free cash flow by approximately 40% and maintains our strong balance sheet with pro-forma leverage of approximately 3.5x after the merger is completed. Given the confidence we have in the quality of the Oasis Midstream assets, expectations for continued Bakken development by Oasis Petroleum and our experience in efficiently integrating assets, Crestwood plans to accelerate the return of capital to our common unitholders through a 5% increase in the distribution once the transaction is closed. Through this transaction, we are excited to expand our relationship with the team at Oasis Petroleum and will have a shared vision for how our teams can work together to execute our Williston Basin strategies. We look forward to advancing those strategies with them as an important customer and equity partner going forward.”

Danny Brown, Chief Executive Officer of Oasis Petroleum Inc. and Chairman of Oasis Midstream, commented, “The combination of Crestwood and Oasis Midstream creates a midstream leader well positioned with size, scale and a diversified customer base. Crestwood’s experienced team brings a track record of operational excellence to handle a large portion of our company’s hydrocarbons and produced water in the Williston basin. Oasis Midstream unitholders, including Oasis Petroleum, are receiving compelling value in this transaction and will benefit from an ownership position in a larger combined company that will have a strong balance sheet and pay attractive distributions.”

-more-

NEWS RELEASE

Transaction Highlights and Rationale

•

Significantly increases scale and strategic positioning in core basins: In the Williston Basin, this transaction adds significant crude oil, produced water gathering and natural gas gathering and processing assets, doubles the inventory of tier 1 drilling locations dedicated to Crestwood’s assets to approximately 1,200 locations across 535,000 dedicated acres and further expands Crestwood’s footprint into the western and northern parts of the basin. As the commodity price outlook remains favorable for an acceleration of activity across the basin, this expanded footprint positions Crestwood to more aggressively pursue third party volumes and incremental bolt-on consolidation opportunities to further optimize utilization of existing infrastructure. In the Delaware Basin, the acquired assets provide crude oil and produced water gathering services in Loving, Ward and Winkler counties in Texas, complementary to Crestwood’s existing Nautilus natural gas gathering system and Desert Hills produced water gathering system.

•

Asset integration provides opportunity to realize approximately $45 million in commercial and cost reduction synergies: Crestwood estimates it can capture over $20 million in incremental annual cash flow over the next several years through the successful integration of the Crestwood and Oasis Midstream assets. In the Williston Basin, Crestwood expects to physically connect its Arrow system with Oasis Midstream’s Wild Basin system and the combined footprint will have 430 MMcf/d of total processing capacity and current natural gas throughput of approximately 330 MMcf/d. This excess processing capacity eliminates potential processing constraints for existing Arrow customers and creates opportunities to more aggressively commercialize the Oasis Midstream assets as gas volumes across the basin continue to rapidly increase due to heightened gas capture efforts and rising gas-to-oil ratios. Additionally, Crestwood has identified approximately $25 million in annual cost synergies that it expects to realize shortly after close in 2022, driven by operations and maintenance (O&M) reductions from the overlapping asset footprints and the elimination of duplicative G&A expenses.

•

Enhanced financial strength, flexibility and credit profile: This transaction increases Crestwood’s pro forma 2021E Adjusted EBITDA and free cash flow by approximately 40%. The combined entity is expected to generate more than $820 million in pro forma 2021E Adjusted EBITDA, which significantly enhances Crestwood’s financial strength and flexibility. The transaction will be deleveraging with an expected FY 2022 leverage ratio below 3.5x. This will result in a stronger balance sheet and substantial liquidity under Crestwood’s current revolving credit facility, providing even greater flexibility to execute its future business plans. This increased cash flow scale and enhanced credit profile is expected to be viewed positively by the rating agencies.

•

Accelerates return of capital strategy: Based on the long-term outlook of the combined business, the transaction drives substantial accretion to distributable cash flow (DCF) per unit, resulting in a robust distribution coverage ratio in FY 2022 in excess of 2.0x. As a result of the improved long-term free cash flow profile of the business, the combination will allow Crestwood to accelerate its return of capital strategy to its common unitholders. In connection with the close of the transaction, Crestwood expects to increase its common distribution to $2.62/unit annually, representing an approximate 5% increase year-over-year. Additionally, Crestwood continues to maintain flexibility under its previously announced $175 million common and preferred unit buyback program to further enhance returns and cost of capital opportunistically.

NEWS RELEASE

•

Advances leading G&P sustainability initiatives: Following the close of the transaction, Crestwood will implement its MLP leading sustainability best practices as it assumes operatorship of the acquired assets in the Williston and Delaware Basins. This includes managing the acquired assets with an intense focus on flare minimization and increased methane emissions monitoring, as well as a strong commitment to biodiversity, environmental stewardship, safety, and community engagement efforts. Additionally, Crestwood intends to incorporate material ESG metrics including a baseline of Scope 1 and Scope 2 emissions from the acquired assets that it will publish in its 2021 sustainability report along with a strategy to further manage its carbon footprint across the Williston Basin.

Transaction Details

Under the terms of the agreement, Oasis Petroleum Inc. (NASD: OAS) (“Oasis Petroleum”) will receive $150 million in cash plus an aggregate of 21.0 million common units in exchange for its 33.8 million common units held in Oasis Midstream. Oasis Midstream public unitholders will receive an aggregate of 12.9 million Crestwood common units in exchange for the 14.8 million Oasis Midstream common units outstanding. This represents a total transaction value of approximately $1.8 billion, including the assumption of Oasis Midstream’s outstanding debt of approximately $660 million as of September 30, 2021. In addition, Oasis Petroleum will receive a $10 million cash payment for its ownership of the General Partner interest of Oasis Midstream. Upon closing, Oasis Midstream former unitholders will own approximately 35% of Crestwood’s outstanding common units, of which, approximately 22% will be owned by Oasis Petroleum.

In connection with the transaction, Oasis Petroleum will receive the right to appoint two representatives to Crestwood’s Board of Directors, subject to on-going ownership thresholds. This transaction has been unanimously approved by the Boards of Directors of both general partners of Crestwood and Oasis Midstream. The transaction terms were reviewed, negotiated and approved by the conflicts committee of the board of directors of the general partner of Oasis Midstream. Additionally, Oasis Petroleum has agreed in a Support Agreement to vote its Oasis Midstream common units representing approximately 70% of Oasis Midstream common units in favor of the transaction.

Presentation and Third Quarter Earnings Conference Call

Crestwood has posted a supplemental investor deck highlighting the transaction with Oasis Midstream on its corporate website. Crestwood management will host a conference call to discuss the merger transaction and its third quarter earnings on Tuesday, October 26, 2021, at 8:00 am Central Time (9:00 am Eastern Time) which will be broadcast live over the internet. Interested parties will be able to connect to the webcast via the Investors page of Crestwood’s website at www.crestwoodlp.com. Please log in at least 10 minutes in advance to register and download any necessary software.

Advisors

J.P. Morgan Securities served as lead financial advisor, Intrepid Partners, LLC served as financial advisor, and Baker Botts L.L.P. served as legal advisor to Crestwood. Morgan Stanley & Co. LLC and Tudor, Pickering, Holt & Co. served as financial advisors to Oasis Petroleum and its affiliates and Vinson & Elkins L.L.P. served as legal advisor to Oasis Petroleum and its affiliates. Jefferies served as financial advisor, and Richards, Layton & Finger, P.A. served as legal advisor to the Conflicts Committee of Oasis Midstream.

NEWS RELEASE

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities and Exchange Act of 1934. The words “expects,” “believes,” “anticipates,” “plans,” “will,” “shall,” “estimates,” and similar expressions identify forward-looking statements, which are generally not historical in nature. Forward-looking statements, including statements regarding our revised 2021 outlook, the anticipated completion of the proposed transaction and the timing thereof, the expected benefits of the proposed transaction to our unitholders and to unitholders of Oasis Midstream, and the anticipated impact of the proposed transaction on the combined business and future financial and operating results, are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to them. Although Crestwood and Oasis Midstream believe that these forward-looking statements are based on reasonable assumptions, it can give no assurance that any such forward-looking statements will materialize. Important factors that could cause actual results to differ materially from those expressed in or implied from these forward-looking statements include the risks and uncertainties described in Crestwood’s and Oasis Midstream’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its subsequent reports, which are available through the SEC’s EDGAR system at www.sec.gov and on our website, and risks that the proposed transaction may not be consummated or the benefits contemplated therefore may not be realized, the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Crestwood to successfully integrate Oasis Midstream’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made, and Crestwood assumes no obligation to update these forward-looking statements.

No Offer or Solicitation

This communication relates to the proposed transaction between Oasis Midstream and Crestwood. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Crestwood will file a registration statement on Form S-4, including a preliminary consent statement/prospectus for the unitholders of Oasis Midstream with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND UNITHOLDERS OF CRESTWOOD AND OASIS MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH

NEWS RELEASE

THE TRANSACTION. The definitive consent statement/prospectus, when available, will be sent to unitholders of Oasis Midstream in connection with the solicitation of consents of Oasis Midstream unitholders relating to the proposed transactions. Investors and unitholders may obtain a free copy of the preliminary or definitive consent statement/prospectus (each when available) filed by Crestwood or Oasis Midstream with the SEC from the SEC’s website at www.sec.gov. Unitholders and other interested parties will also be able to obtain, without charge, a copy of the preliminary or definitive consent statement/prospectus and other relevant documents (when available) from Crestwood’s website at https://www.crestwoodlp.com/investors/ or from Oasis Midstream’s website at http://oasismidstream.investorroom.com.

Participants in the Solicitation

Crestwood, Oasis Midstream and their respective directors, executive officers and general partners, and Oasis Petroleum and its directors and executive officers may be deemed to be participants in the solicitation of consents from the unitholders of Oasis Midstream in respect of the transactions. Information about these persons is set forth in the Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021, Oasis Midstream’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 8, 2021, and subsequent statements of changes in beneficial ownership on file for each of Crestwood and Oasis Midstream with the SEC. Unitholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ unitholders generally, by reading the preliminary or definitive consent statement/prospectus, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.

About Crestwood Equity Partners LP

Houston, Texas, based Crestwood Equity Partners LP (NYSE: CEQP) is a master limited partnership that owns and operates midstream businesses in multiple shale resource plays across the United States. Crestwood is engaged in the gathering, processing, treating, compression, storage and transportation of natural gas; storage, transportation, terminalling and marketing of NGLs; gathering, storage, terminalling and marketing of crude oil; and gathering and disposal of produced water. Visit Crestwood Equity Partners LP at www.crestwoodlp.com; and to learn more about Crestwood’s sustainability efforts, please visit https://esg.crestwoodlp.com.

About Oasis Midstream Partners LP

Oasis Midstream Partners LP is a leading fee-based master limited partnership formed by its sponsor, Oasis Petroleum Inc., to own, develop, operate and acquire a diversified portfolio of midstream assets in North America that are integral to the crude oil and natural gas operations of Oasis Petroleum Inc. and are strategically positioned to capture volumes from other producers. For more information, please visit the partnership’s website at www.oasismidstream.com.

About Oasis Petroleum Inc.

Oasis Petroleum Inc. is an independent exploration and production company with quality and sustainable long-lived assets in the Williston Basin. The company is uniquely positioned with a best-in-class balance sheet and is focused on rigorous capital discipline and generating free cash flow by operating efficiently, safely and responsibly to develop its unconventional onshore oil-rich resources in the continental United States. For more information, please visit the company’s website at www.oasispetroleum.com.

NEWS RELEASE

Source: Crestwood Equity Partners LP

Crestwood Equity Partners LP

Investor Contacts

Josh Wannarka, 713-380-3081

josh.wannarka@crestwoodlp.com

Senior Vice President, Investor Relations, ESG & Corporate Communications

Rhianna Disch, 713-380-3006

rhianna.disch@crestwoodlp.com

Director, Investor Relations

Sustainability and Media Contact

Joanne Howard, 832-519-2211

joanne.howard@crestwoodlp.com

Vice President, Sustainability and Corporate Communications

Oasis Midstream Partners

Contact

Bob Bakanauskas, Director, Investor Relations

(281) 404-9600

ir@oasispetroleum.com

###